EXHIBIT 5
Industry Guide 3 — Return on Equity and Assets Ratios

	2006	2005	2004
Return on assets	0.90%	.73%	.64%
Return on equity	23.0%	18.0%	15.9%
Dividend payout ratio	40%	44%	47%
Equity to assets ratio	4.12%	4.24%	4.13%

(1)  Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.